June 23, 2009

David Irving
Reviewing Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Period Ended March 31, 2009 SEC File No. 1-34073

Dear Mr. Irving:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated June 10, 2009, regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Form 10-K) and our Quarterly Report on Form 10-Q for the period ended March 31, 2009 (Form 10-Q). For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in spirit of cooperation with the Staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate.

Form 10-K
Exhibit 13.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Table 32- Credit Ratings of Selected Investment Securities, page 55

1.	We note the significant unrealized losses related to your trust preferred securities at December 31, 2008. We have the following comments:

•
please provide us a full detailed analysis of these securities’ impairment as of December 31, 2008 that identifies all available evidence, explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment; and

•
please provide us, and consider disclosing in future filings, a table detailing the following information for your trust preferred securities: deal name, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Management’s response

At December 31, 2008, a full cash flow analysis was the primary evidence used to estimate fair value and measure impairment for our pooled trust preferred security portfolio. We engaged a third party specialist with direct industry experience in pooled trust preferred security valuations to provide assistance estimating the fair value and expected cash flows on this portfolio. Relying exclusively on cash flows was necessary because there was a lack of transactions in the trust preferred securities market and many of the original sponsors or dealers for these securities were no longer able to provide a fair value that was compliant with FASB Statement No 157, Fair Value Measurements.

The full cash flow analysis was completed by evaluating the relevant credit and structural aspects of each pooled trust preferred security in the portfolio, including collateral performance projections for each piece of collateral in the security and terms of the security’s structure. The credit review included analysis of profitability, credit quality, operating efficiency, leverage and liquidity using available financial and regulatory information for each underlying collateral issuer. We also reviewed historical industry default data and current/near term operating conditions. Using the results of our analysis, we estimated appropriate default and recovery probabilities for each piece of collateral then estimated the expected cash flows for each security. We determined that one security, the Regional Diversified Funding 2004-1, had a probable credit loss demonstrated by insufficient estimated cash flows to repay required principal and interest and therefore had other-than-temporary impairment.

We considered that the lengthening of expected time for principal repayment combined with the market expectations of yield, ranging from 8% to 15%, for similar instruments explained the entire decline in the fair value of the remaining securities compared with their book values. The market discount rate was determined by reference to yields observed in the market for similarly rated collateralized debt obligations, specifically high-yield collateralized loan obligations, reflecting general market discounts that were then being applied to structured credit products. Because the estimated cash flow analysis indicated the collection of the principal and interest on all other trust preferred securities, no additional other-than-temporary impairment was recorded.

In response to the Staff’s request, we have provided an example of a pooled trust preferred security analysis and an internal analysis of accounting conclusions, which were prepared in connection with preparing the Form 10-K, and which are being filed in supplement to this letter.

The table below summarizes the relevant characteristics of these trust preferred securities.

Trust Preferred Securities Data
(in thousands, as of December 31, 2008)

							Actual
							Deferrals
							and
							Defaults
					Moody's/	# of	as a % of
		Book	Fair	Unrealized	Fitch	Underlying	Current	Excess
Deal	Class(4)	Value	Value	Loss	Ratings	Issuers(2)	Collateral	Subordination(3)
Alesco II	Mezzanine	$40,000	$18,388	$(21,612)	B2/A	45	12%	5%
Alesco IV	Mezzanine	20,000	9,118	(10,882)	Caa2/A	56	12	6
ICONS	Mezzanine	20,000	12,000	(8,000)	NR/AA	31	—	119
I-Pre TSL II	Senior	36,975	10,143	(26,832)	NR/AAA	31	5	110
MM Comm II	Mezzanine	26,002	18,955	(7,047)	Baa2/AA-	9	22	10
MM Comm III	Mezzanine	12,236	7,069	(5,167)	Baa2/A	12	8	23
Pre TSL IX	Mezzanine	4,990	2,356	(2,634)	Ba3/A	49	6	13
Pre TSL X	Mezzanine	17,000	7,898	(9,102)	B3/A	58	12	9
Pre TSL XI	Mezzanine	25,000	11,383	(13,617)	B2/A	65	9	11
Pre TSL XIII	Mezzanine	27,536	12,435	(15,101)	B3/A	66	8	10
Reg Diversified (1)	Mezzanine	10,715	10,715	—	Caa1/A-	45	16	0
Soloso	Mezzanine	12,500	5,609	(6,891)	Caa3/A	71	8	6
Tropic III	Mezzanine	31,000	15,537	(15,463)	Ba2/AA	48	8%	48%

Total		$283,954	$141,606	$(142,348)

NR, not rated.

(1)	Security was determined to have other-than-temporary impairment.

(2)	Includes both banks and or insurance companies

(3)	Excess subordination is calculated after taking into account an estimate of future deferrals and defaults.

(4)	Any security which is subordinated is classified as a Mezzanine security.

We will consider disclosure of this information in future filings to the extent we believe that such information remains relevant and significant at the time such future filings are made.

Table 42 – Capital Adequacy, page 65

2.
We note your presentation of “tangible common equity to asset ratio” and “tangible equity to risk-weighted assets ratio.” These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•
to the extent these ratios are disclosed in future periodic filings on Form 10-K or 10-Q, or in registration and proxy statements, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements;

•
to the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K;

•
to the extent that you disclose or release publicly any material information that includes a non-GAAP measure, such as these ratios in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure; and

•
as it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Management’s response

We will include the disclosures contemplated by Item 10(e) of Regulation S-K in connection with our use of these ratios and, to the extent we disclose or release publicly any material information that includes these ratios or any other non-GAAP financial measure, we will include the disclosures contemplated by Regulation G. In addition, in all such future filings, when presenting risk-weighted assets, we will disclose generally how risk weighted assets are calculated under regulatory capital rules and specifically state that the number disclosed is calculated consistent with banking regulatory requirements or we will refer to such disclosures included elsewhere in the filing.

We propose, as an example of this disclosure, using March 31, 2009 information, the following:

“Table XX includes certain ratios, specifically the tangible common equity/tangible asset ratio and the tangible common equity/risk-weighted assets ratio, which are non-GAAP financial measures. These non-GAAP financial measures are included in this report because we believe these ratios are useful to analyze and evaluate financial condition and capital strength. Other companies may calculate these financial measures differently. Risk-weighted assets are calculated under regulatory capital rules applicable to us as discussed more fully on page 10 of our Form 10-K. Tangible equity, tangible common equity, and tangible assets were calculated as follows:”

Table XX — Capital Adequacy Reconciliations

	2009	2008
(in millions)	March 31,	December 31,	September 30,	June 30,	March 31,
Consolidated risk-based capital calculations:
Shareholders’ common equity	$3,047	$5,351	5,807	5,814	5,909
Shareholders’ preferred equity	1,768	1,878	569	569	—

Total shareholders’ equity	4,815	7,229	6,376	6,383	5,909
Less: Goodwill	(452)	(3,055)	(3,056)	(3,057)	(3,047)
Less: Intangible assets	(340)	(357)	(376)	(395)	(409)
Add: Intangible asset deferred tax liability (1)	119	125	132	138	143

Total tangible equity	4,142	3,942	3,076	3,069	2,596
Add: Other comprehensive loss	280	327	267	243	122
Add: Qualifying core capital	788	788	788	837	837
Other adjustments, net	(43)	(21)	(30)	(39)	(35)

Total Tier 1 capital (2)	5,167	5,036	4,101	4,110	3,520
Add: Qualifying ACL	582	592	585	585	583
Add: Qualifying subordinated debt	862	907	920	920	959

Total risk-based capital (2)	$6,611	$6,535	$5,606	$5,615	$5,062

Total Tier 1 Capital (from above)	$5,167	$5,036	$4,101	$4,110	$3,520
Less: Shareholder preferred equity	(1,768)	(1,878)	(569)	(569)	—

Total Tier 1 Common Capital	$3,399	$3,158	$3,532	$3,541	$3,520

Consolidated tangible common equity and consolidated tangible common asset calculations:
Total tangible equity (from above)	$4,142	$3,942	$3,076	$3,069	$2,596
Less: Shareholders’ preferred equity	(1,768)	(1,878)	(569)	(569)	—

Total tangible common equity	$2,374	$2,064	$2,507	$2,500	$2,596

Total assets	$51,702	$54,353	54,681	55,350	56,066
Less: Goodwill	(452)	(3,055)	(3,056)	(3,057)	(3,047)
Less: Other intangible assets	(340)	(357)	(376)	(395)	(409)
Add: Intangible asset deferred tax liability (1)	119	125	132	138	143

Total tangible assets	$51,029	$51,066	$51,381	$52,036	$52,753

Total risk-weighted assets Consolidated	$46,313	$46,994	$46,608	$46,602	$46,546
(1)	Intangible assets are net of deferred tax liability, and calculated assuming a 35% tax rate.

(2)
March 31, 2009 consolidated figures are estimated. Based on an interim decision by the banking agencies on December 14, 2006, we have excluded the impact of adopting Statement 158 from the regulatory capital calculations.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.

Sincerely,

/s/ Donald R. Kimble

Donald R. Kimble
Senior Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated

Copies to:         William J. Schroeder, Staff Accountant, U.S Securities and Exchange Commission

Stephen D. Steinour, Chairman, President & Chief Executive Officer, Huntington Bancshares Incorporated

Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated